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                  SUMMARY OF JOINT PROXY STATEMENT/PROSPECTUS

    THE FOLLOWING IS A SUMMARY OF CERTAIN IMPORTANT TERMS AND CONDITIONS OF THE MERGERS AND RELATED INFORMATION. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION APPEARING IN THIS JOINT PROXY STATEMENT/PROSPECTUS, THE ANNEXES AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE ANNEXES IN THEIR ENTIRETY.

THE PARTIES

    KCPL. KCPL is a low-cost electric power producer providing energy-related products and services to customers in its service territory and worldwide. Headquartered in Kansas City, Missouri, KCPL serves the electric power needs of over 430,000 customers in and around the metropolitan Kansas City area. Included in a diverse customer base are about 379,000 residences, 50,000 commercial firms and 3,000 industrial firms, municipalities and other electric utilities. Low fuel costs and superior plant performance enable KCPL to serve its customers well while maintaining a leadership position in the bulk power market. KLT Inc., a wholly-owned unregulated subsidiary of KCPL ("KLT"), pursues opportunities in primarily energy-related ventures throughout the nation and world. KCPL's commitment to KLT and its holdings reflect KCPL's plans to enhance shareholder value by capturing growth opportunities in energy-related and other markets outside KCPL's regulated core utility business. The principal executive offices of KCPL are located at 1201 Walnut, Kansas City, Missouri 64106-2124 and KCPL's telephone number is (816) 556-2200. See "SELECTED INFORMATION CONCERNING KCPL AND UCU -- Business of KCPL."

    Upon consummation of the Mergers, KCPL will be renamed Maxim Energies, Inc. See "MAXIM FOLLOWING THE MERGERS."

    UCU. UCU is an energy company which consists of electric and natural gas utility operations, natural gas gathering, marketing and processing and independent power projects managed through four business groups. UCU operates electric and gas utilities in eight states and one Canadian province. In addition, UCU has ownership interests in 17 independent power projects in various locations in the United States and Jamaica. UCU also markets natural gas in the United Kingdom through several joint ventures, and owns an interest in and operates energy joint venture interests in New Zealand and Australia. UCU serves approximately 434,000 electric customers in four states and British Columbia and approximately 800,000 gas customers in eight states. The Australian joint venture serves approximately 520,000 electric customers. The principal executive offices of UCU are located at 911 Main Street, Suite 3000, Kansas City, Missouri 64105 and UCU's telephone number is (816) 421-6600. See "SELECTED INFORMATION CONCERNING KCPL AND UCU -- Business of UCU."

THE KCPL MEETING

    PURPOSE. At the KCPL Meeting, the holders of KCPL Common Stock will consider and vote upon (i) a proposal to approve the Share Issuance pursuant to which up to a maximum of 54,000,000 shares of KCPL Common Stock (such stock on or after the Mergers is referred to herein as Maxim Common Stock) will be issued in the UCU Merger, (ii) a proposal to approve the Maxim Stock Incentive Plan and
(iii) a proposal to approve the Maxim MIC Plan. Pursuant to the Merger Agreement, the consummation of the Mergers is conditioned upon approval of proposal (i) above, but is not conditioned upon approval by the shareholders of KCPL of any other of the above proposals. If approved by the shareholders of KCPL, each of the Maxim Plans will be implemented only if the transactions contemplated by the Merger Agreement are consummated.

    Under the MGBCL, no separate vote of KCPL shareholders is required to approve the Mergers. However, as it is a condition to the closing of the Mergers that KCPL shareholders approve of the Share Issuance, a vote for the Share Issuance is, in essence, a vote for the Mergers.

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    THE  KCPL BOARD, BY A UNANIMOUS VOTE, HAS APPROVED THE MERGER AGREEMENT, THE
MERGERS AND THE TRANSACTIONS CONTEMPLATED THEREBY, AUTHORIZED THE EXECUTION AND DELIVERY OF THE MERGER AGREEMENT, AND RECOMMENDS THAT KCPL SHAREHOLDERS VOTE FOR APPROVAL OF THE SHARE ISSUANCE, FOR APPROVAL OF THE MAXIM STOCK INCENTIVE PLAN AND FOR APPROVAL OF THE MAXIM MIC PLAN.

    See "MEETINGS, VOTING AND PROXIES -- The KCPL Meeting."


    DATE, PLACE AND TIME; RECORD DATE. The KCPL Meeting is scheduled to be held at the Hyatt Regency Crown Center Hotel, 2345 McGee, Kansas City, Missouri, on Wednesday, August 7, 1996, commencing at 10:00 a.m., local time. Holders of record of shares of KCPL Common Stock at the close of business on June 26, 1996 (the "KCPL Record Date") will be entitled to notice and to vote at the KCPL Meeting. At the close of business on the KCPL Record Date, 61,902,083 shares of KCPL Common Stock were issued and outstanding and entitled to vote.


    VOTING RIGHTS; QUORUM; REQUIRED VOTE. Each outstanding share of KCPL Common Stock is entitled to one vote upon each matter presented at the KCPL Meeting. A majority of the voting power of the shares issued, outstanding and entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of business at the KCPL Meeting.


    Under the rules of the NYSE, the affirmative vote of the holders of a majority of the shares of KCPL Common Stock voting on the Share Issuance where the total number of votes cast represents over 50 percent of all outstanding shares of KCPL Common Stock outstanding on the KCPL Record Date is required to approve the Share Issuance. Abstentions will have the same effect as votes cast against the Share Issuance, but broker non-votes, if any, will be disregarded and will have no effect on the vote on the Share Issuance. The affirmative vote of a majority of the shares of KCPL Common Stock present and entitled to vote is required to approve the Maxim Stock Incentive Plan and the Maxim MIC Plan.



    As of the KCPL Record Date, the directors and executive officers of KCPL, together with their affiliates as a group, beneficially own less than 1% of the issued and outstanding shares of KCPL Common Stock.


    Direct KCPL shareholder approval of the Mergers is not required under state law for the following reasons. The UCU Merger is between Sub, a wholly-owned subsidiary of KCPL, and UCU, both Delaware corporations. Under Section 251 of the DGCL, only stockholders of the corporations which are parties to the merger are required to vote. Because KCPL is not a party to the UCU Merger, no vote of KCPL's shareholders is required under Delaware law. Further, no provision of Missouri law requires that KCPL shareholders vote to approve the UCU Merger. The Consolidating Merger contemplated by the Merger Agreement is a "short-form" merger between KCPL and UCU which will be KCPL's wholly-owned subsidiary as a result of the UCU Merger. Missouri law permits a corporation owning at least ninety percent of the outstanding stock of another corporation to complete a merger of such corporations without any shareholder vote. In currently pending litigation, Western Resources, Robert L. Rives and an intervening shareholder of KCPL contend that the Merger Agreement requires approval of two-thirds of all outstanding KCPL shares.

    See "MEETINGS, VOTING AND PROXIES -- The KCPL Meeting" and "THE MERGERS -- Certain Litigations."

THE UCU MEETING

    PURPOSE. At the UCU Meeting, the holders of UCU Common Stock will be asked to consider and vote upon a proposal to approve the Merger Agreement and the UCU Merger.

    THE UCU BOARD, BY A UNANIMOUS VOTE, HAS APPROVED THE MERGER AGREEMENT AND THE UCU MERGER, AUTHORIZED THE EXECUTION AND DELIVERY OF THE MERGER AGREEMENT, AND RECOMMENDS THAT UCU STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE UCU MERGER.

    See "MEETINGS, VOTING AND PROXIES -- The UCU Meeting."

    DATE, PLACE AND TIME; RECORD DATE. The UCU Meeting is scheduled to be held at the Conference Center at the Kansas City Convention Center, 14th Street between Wyandotte and Central, Kansas City, Missouri 64105, on Wednesday, August 14, 1996, commencing at 2:00 p.m., local time. Holders of record of shares of UCU Common Stock at the close of business on June 26, 1996 (the "UCU Record Date") will be entitled to notice and to vote at the UCU Meeting. At the close of business on the UCU Record Date, approximately 46,776,000 shares of UCU Common Stock were issued and outstanding and entitled to vote.


    VOTING RIGHTS; QUORUM; REQUIRED VOTE. Each outstanding share of UCU Common Stock is entitled to one vote upon the Merger Agreement and the UCU Merger. A majority of the voting power of the shares issued and outstanding and entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of business at the UCU Meeting.

    As provided under the DGCL, the Certificate of Incorporation of UCU, as amended (the "UCU Charter") and the bylaws of UCU (the "UCU Bylaws"), the affirmative vote of a majority of the outstanding shares of the UCU Common Stock entitled to vote at the UCU Meeting is required for the approval of the Merger Agreement and the UCU Merger. Abstentions and broker non-votes will have the same effect as votes cast against approval of the Merger Agreement and the UCU Merger.


    As of the UCU Record Date, the directors and executive officers of UCU, together with their affiliates as a group, beneficially own 2.2% of the issued and outstanding shares of UCU Common Stock entitled to vote at the UCU Meeting.


    See "MEETINGS, VOTING AND PROXIES -- The UCU Meeting."

THE MERGERS

    The Mergers will be consummated on the terms and subject to the conditions set forth in the Merger Agreement, as a result of which (i) as of the UCU Effective Time, Sub will be merged with and into UCU, with UCU surviving in the UCU Merger and (ii) immediately thereafter at the Effective Time, the UCU Surviving Corporation will be merged with and into KCPL, with KCPL surviving (and renamed as Maxim) in the Consolidating Merger. In addition, as of the UCU Effective Time, (i) each issued and outstanding share of UCU Common Stock (other than shares of UCU Common Stock owned by KCPL or UCU either directly or through a wholly-owned Subsidiary (as defined herein)) will be converted into and become one fully paid and nonassessable share of Maxim Common Stock and (ii) each issued and outstanding share of common stock, $1.00 par value per share, of Sub ("Sub Common Stock") will be converted into and become one fully paid and nonassessable share of common stock, $0.01 par value per share, of the UCU Surviving Corporation. Each issued and outstanding share of KCPL Common Stock held by KCPL shareholders will remain outstanding after the Mergers, unchanged, as one share of Maxim Common Stock. Based on the number of shares of KCPL Common Stock and UCU Common Stock outstanding as of the date of the Merger Agreement, the holders of KCPL Common Stock and the holders of UCU Common Stock will hold in the aggregate approximately 57% and 43%, respectively, of the total number of shares of Maxim Common Stock outstanding immediately after the Effective Time.

    KCPL has agreed under the Merger Agreement to call for redemption before the UCU Effective Time all of the outstanding shares of each series and class of KCPL Preferred Stock at the applicable redemption prices therefor, together with all dividends accrued and unpaid through the applicable redemption dates. UCU has agreed under the Merger Agreement to call for redemption all of the outstanding shares of UCU Preferred Stock, which is the only outstanding series or class of preferred stock of UCU, on March 3, 1997 or on such later date as KCPL and UCU shall mutually agree. The redemption price therefor will be $25.00 per share of UCU Preferred Stock plus all accrued and unpaid dividends through the redemption date. It is a condition to the closing of the Mergers that the UCU Preferred Stock and KCPL Preferred Stock be redeemed before the UCU Effective Time.

    See "THE MERGER AGREEMENT -- The Mergers."

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
CERTAIN LITIGATION

    The litigation summarized below concerns the legality of the Merger Agreement and its adoption, and particularly relate to the requirement that the Mergers in effect be approved by a vote of a majority of shares of KCPL Common Stock voting (provided a quorum is present) rather than two-thirds of all outstanding shares of KCPL Common Stock.

    On May 20, 1996, KCPL commenced litigation captioned KANSAS CITY POWER & LIGHT CO. V. WESTERN RESOURCES, INC, ET AL., C.A. No. 96-0552-CV-W-5 in the United States District Court for the Western District of Missouri, Western Division, against Western Resources, Inc. ("Western Resources") and Robert L. Rives, a KCPL shareholder. The purpose for which the litigation was commenced was to obtain, prior to consummation of the Mergers, declaratory judgments that the Merger Agreement is legally valid and its adoption did not constitute a breach of duty by KCPL's directors. On May 24, 1996, a shareholder of KCPL filed a motion to intervene in the action as a representative of a class consisting of similarly situated KCPL shareholders. This shareholder also requested leave to file an answer to the complaint, in which he would assert counterclaims against KCPL and each of its directors, who would be joined as counterclaim defendants. The proposed counterclaims would allege that KCPL and its directors breached fiduciary duties of care, loyalty and disclosure in responding to Western
Resources' acquisition overtures, including their adoption of the Merger Agreement; that their actions in adopting the Merger Agreement were illegal and ULTRA VIRES; that the adoption of the Merger Agreement illegally deprived KCPL shareholders of voting and appraisal rights under Missouri law; and that the adoption of the Merger Agreement was a disproportionate response to Western Resources' acquisition offer. On June 7, 1996, this motion to intervene was granted. KCPL believes that the counterclaims of the intervenor are without merit and will vigorously defend.

    Also on June 7, 1996, Western Resources and Rives filed counterclaims contending, INTER ALIA, that the Merger Agreement is illegal because it does not require approval of two-thirds of all outstanding KCPL shares and because it does not provide KCPL shareholders with dissenters' rights. KCPL believes these counterclaims to be without merit and will vigorously defend. The court has scheduled a hearing on these issues for July 25, 1995. If Western Resources, Rives, and the intervenor prevail on these issues, the Merger Agreement will require approval of two-thirds of all outstanding KCPL shares and dissenters' rights will be available to KCPL shareholders. See "THE MERGERS -- Certain Litigation."

    An outcome favorable to KCPL in the above described litigation is not a condition to the consummation of the Mergers. However, it is a condition to the consummation of the Mergers that no temporary restraining order or preliminary or permanent injunction or other order by any federal or state court preventing consummation of the Mergers shall have been issued and be continuing in effect immediately before the Effective Time. An adverse outcome to the above described litigation which results in any such order or injunction may prevent the consummation of the Mergers.

CONDITIONS TO THE MERGERS

    The respective obligations of KCPL and UCU to consummate the Mergers are subject to the satisfaction of certain conditions, including the approval of the Share Issuance by the shareholders of KCPL and the approval of the UCU Merger by the stockholders of UCU; the absence of any injunction that prevents the consummation of the Mergers; the effectiveness of the Registration Statement; the listing on the NYSE of the shares of Maxim Common Stock to be issued in the UCU Merger; the receipt of all material governmental approvals; the qualification of the Mergers as a pooling of interests for accounting purposes; obtaining necessary permits; the performance by the other party in all material respects, or waiver, of all obligations required to be performed under the Merger Agreement; the accuracy of the representations and warranties of the other party set forth in the Merger Agreement as of the Closing Date (as defined herein) (except for inaccuracies which would not reasonably be likely to result in a material adverse effect to such other party); the receipt of an officer's certificate from the other party stating that certain conditions set forth in the Merger Agreement have been satisfied; there having been no material adverse effect on the other party; the receipt of opinions of counsel to the effect that the Mergers will qualify as a tax-free reorganization; the receipt of certain material third-party consents; and the receipt of letters from affiliates of UCU with respect to transactions in securities of KCPL or UCU. See "THE MERGER AGREEMENT -- Conditions to Each Party's Obligation to Effect the Mergers" and "THE MERGERS -- Certain Litigation."

EXCHANGE OF STOCK CERTIFICATES

    As soon as practicable after the Effective Time, an exchange agent mutually agreeable to KCPL and UCU (the "Exchange Agent") will mail transmittal instructions to each holder of record of shares of UCU Common Stock outstanding at the UCU Effective Time, advising such holder of the procedure for surrendering such holder's certificates (each, an "Old Certificate") which immediately prior to the UCU Effective Time represented certificates for shares of UCU Common Stock that were cancelled in the UCU Merger and became instead the right to receive shares of Maxim Common Stock. Holders of Old Certificates will not be entitled to receive any payment of dividends or other distributions on their Old Certificates until such certificates have been surrendered for certificates representing shares of Maxim Common Stock. Holders of shares of UCU Common Stock should not submit their stock certificates for exchange until a letter of transmittal and instructions therefor are received. Holders of KCPL Common Stock will not need to surrender their share certificates. Issued and outstanding shares of KCPL Common Stock held by KCPL shareholders will remain outstanding and unchanged after the Mergers but are referred to herein as Maxim Common Stock to reflect the combined company's name change to Maxim at the Effective Time. See "THE MERGER AGREEMENT -- The Mergers."

MAXIM PLANS

    Pursuant to the Merger Agreement, Maxim will adopt the Maxim Stock Incentive Plan and the Maxim MIC Plan to replace comparable plans of KCPL and UCU. The Maxim Stock Incentive Plan is a comprehensive stock compensation plan providing for the grant of stock options, stock appreciation rights, restricted stock and performance units. The Maxim MIC Plan is a short-term incentive compensation plan providing for awards based upon the achievement of individual, group and corporate performance goals during periods of up to 12 months. The Maxim Plans will only be implemented if they are approved by KCPL shareholders at the KCPL Meeting and if the Mergers are consummated. For descriptions of the Maxim Plans, see "THE MERGERS -- Maxim Plans" and "APPROVAL OF MAXIM PLANS."

BACKGROUND OF THE MERGERS

    For a description of the background of the Mergers, see "THE MERGERS -- Background of the Mergers."

REASONS FOR THE MERGERS

    KCPL and UCU believe that the Mergers offer significant strategic and financial benefits to each company and to their respective stockholders, as well as to their employees and customers and the communities in which they transact business. These benefits include, among others: increased ability to diversify into non-regulated areas; greater efficiency; increased purchasing power; lower future rates due to cost savings resulting from the Mergers; greater coordination of operations; expanded management resources and the ability to select leadership from a larger and more diverse management pool; increased size and financial stability; enhanced access to new customers and to capital markets; stimulation of local economic growth and development; reduced administrative costs; cost savings in a variety of other categories, which are estimated to result in net savings of approximately $636 million over a 10-year period following the Mergers as identified in a report prepared by Ernst & Young LLP ("Ernst & Young"); additional operational savings identified by the managements of KCPL and UCU after the announcement of the Original Merger; and opportunities to enhance revenue growth. See "THE MERGERS -- Reasons for the Mergers; Recommendations of the Boards of Directors," "-- Synergies from the Mergers," "-- Additional Operational Benefits" and "-- Enhancement of Financial Performance."

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    The estimated $636  million in net  cost savings are  not anticipated to  be realized evenly over the 10-year period following the consummation of the Mergers. The estimated net cost savings, for each of the first 10 years following the Mergers are (in millions): $19.2, $31.3, $42.3, $49.6, $67.7,
$82.6, $85.6,  $82.4,  $87.7  and  $87.9,  respectively.  See  "THE  MERGERS  --
Synergies from the Mergers." There can be no assurance that the combined company will realize the cost savings estimated to occur as a result of the Mergers. In addition, the cost savings are subject to material assumptions. See "THE MERGERS
- -- Synergies from the Mergers -- Material Assumptions Underlying Cost Savings from Synergies."

    Stockholders of KCPL and UCU may receive a copy of the Ernst & Young report free of charge by calling 1-800-714-3312.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

    In considering the recommendations of the KCPL Board and the UCU Board with respect to the Mergers, stockholders should be aware that certain members of KCPL's and UCU's management and Boards of Directors have certain interests in the Mergers that are in addition to the interests of stockholders of KCPL and UCU generally. See "THE MERGERS -- Conflicts of Interest."


    KCPL. The KCPL Board, by a unanimous vote, has approved and adopted the Merger Agreement, the Mergers and the transactions contemplated thereby, believes that the terms of the Mergers are fair to, and in the best interests of, KCPL's shareholders and recommends that the shareholders of KCPL vote FOR approval of the Share Issuance and FOR approval of each of the Maxim Plans. The KCPL Board approved and adopted the Merger Agreement after consideration of a number of factors described under the heading "THE MERGERS -- Reasons for the Mergers; Recommendations of the Boards of Directors" including the Proposed Western Resources Offer and the June 17 Announcement (each as defined herein). In addition, on June 24, 1996, the KCPL Board, after careful consideration, rejected the Western Resources offer contained in the June 17 Announcement. See "THE MERGERS -- Background of the Mergers" and "-- Reasons for the Mergers; Recommendations of the Board of Directors."


    UCU. The UCU Board, by a unanimous vote, has approved and adopted the Merger Agreement and the transactions contemplated thereby, believes that the terms of the UCU Merger are fair to, and in the best interests of, UCU's stockholders and recommends that the stockholders of UCU vote FOR approval of the Merger Agreement and the UCU Merger. The UCU Board approved and adopted the Merger Agreement after consideration of a number of factors described under the heading "THE MERGERS -- Reasons for the Mergers; Recommendations of the Boards of Directors."

OPINIONS OF FINANCIAL ADVISORS


    KCPL. On May 20, 1996, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") delivered its oral opinion, which opinion was subsequently confirmed in written opinions dated as of May 20, 1996 and as of the date of this Joint Proxy Statement/Prospectus, to the KCPL Board to the effect that, as of such dates and based upon the assumptions made, matters considered and limits of review as set forth in such opinions, the proposed Exchange Ratio of one share of Maxim Common Stock for each share of UCU Common Stock pursuant to the UCU Merger is fair to the holders of shares of KCPL Common Stock (other than UCU and its affiliates) from a financial point of view. In arriving at its opinions dated as of May 20, 1996 and as of the date of this Joint Proxy Statement/Prospectus, the KCPL Board did not ask Merrill Lynch to consider the WR Proposal (as defined herein) or the Proposed Western Resources Offer as amended to reflect the terms contained in the June 17 Announcement, respectively, and Merrill Lynch did not do so. For a discussion of why the KCPL Board did not ask Merrill Lynch to consider such offers, see "THE MERGERS -- Reasons for the Mergers; Recommendations of the Boards of Directors -- KCPL." The full text of the written opinion of Merrill Lynch, dated as of the date of this Joint Proxy Statement/Prospectus, which sets forth the assumptions made, matters considered and limits of the review undertaken in connection


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
with the opinion, is attached hereto as Annex B and is incorporated herein by reference. HOLDERS OF SHARES OF KCPL COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "THE MERGERS -- Opinion of KCPL's Financial Advisor" and Annex B.

    UCU. On May 19, 1996, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") delivered its oral opinion, which opinion was subsequently confirmed in a written opinion dated as of May 19, 1996 and a further written opinion dated the date of this Joint Proxy Statement/Prospectus, to the effect that, as of such dates, and subject to the assumptions made, matters considered and limits of the review undertaken, as set forth in such opinions, the Exchange Ratio is fair, from a financial point of view, to holders of UCU Common Stock. A copy of the written opinion of DLJ, dated as of the date of this Joint Proxy Statement/Prospectus, which sets forth the assumptions made, matters considered and limits of the review undertaken in connection with the opinion, is attached hereto as Annex C and is incorporated herein by reference. HOLDERS OF SHARES OF UCU ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "THE MERGERS -- Opinion of UCU's Financial Advisor" and Annex C.

WESTERN RESOURCES' PROPOSALS


    On April 14, 1996 Western Resources delivered an unsolicited proposal to the KCPL Board pursuant to which Western Resources would acquire all of the outstanding shares of KCPL Common Stock in exchange for Western Resources Common Stock (as defined herein) valued at $28.00 per share of KCPL Common Stock, subject to a "collar" limiting the amount of Western Resources Common Stock that holders of KCPL Common Stock would receive for each share of KCPL Common Stock to no more than 0.985 shares and no less than 0.833 shares. On April 21, 1996, the KCPL Board, after careful consideration, rejected such proposal. On April 22, 1996, Western Resources filed preliminary materials with the SEC relating to the Proposed Western Resources Offer pursuant to which Western Resources would acquire the outstanding shares of KCPL Common Stock for $28.00 per share of Western Resources Common Stock, subject to the "collar" described above and numerous other conditions. On May 6, 1996, Western Resources announced that it was changing the minimum number of shares of Western Resources Common Stock that KCPL shareholders would receive for each share of KCPL Common Stock from 0.833 to 0.91 shares. On June 17, 1996, Western Resources made the June 17 Announcement (as defined herein) pursuant to which it increased the price in its offer to merger with KCPL to $31.00 of Western Resources Common Stock for each share of KCPL Common Stock, subject to a "collar" pursuant to which each share of KCPL Common Stock would be exchanged for no more than 1.1 and no less than
0.933 shares of Western Resources Common Stock. On June 19, 1996, Western Resources amended the Proposed Western Resources Offer to reflect the increase in price and change in the "collar" announced in the June 17 Announcement. On June 24, 1996, the KCPL Board, after careful consideration, rejected the Western Resources offer contained in the June 17 Announcement.



    As of the date of this Joint Proxy Statement/Prospectus, Western Resources has not formally commenced the Proposed Western Resources Offer.


    See "THE MERGERS -- Background of the Mergers."

CONFLICTS OF INTEREST

    In considering the recommendations of the KCPL Board and the UCU Board with respect to the Mergers, stockholders should be aware that certain members of KCPL's and UCU's management and Boards of Directors have certain interests in the Mergers that are in addition to the interests of stockholders of KCPL and UCU generally.

    BOARD OF DIRECTORS. The Merger Agreement provides that the board of directors of Maxim (the "Maxim Board") will consist of 18 directors, nine of whom will be the then existing directors of KCPL immediately prior to the Effective Time and nine of whom will be designated by UCU. To date, UCU has not determined which individuals, in addition to Richard C. Green, Jr., the Chairman of the Board and Chief Executive Officer of UCU, will be its designees to serve as directors of Maxim as of the

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
Effective Time. However, it is currently anticipated that the directors of UCU immediately prior to the Effective Time will serve as UCU's designees to the Maxim Board. See "THE MERGERS -- Conflicts of Interest -- Board of Directors."


    EMPLOYMENT AGREEMENTS. Each of A. Drue Jennings, the Chairman of the Board, President and Chief Executive Officer of KCPL, and Mr. Green will enter into an employment agreement with Maxim to become effective upon the consummation of the Mergers (each, an "Employment Agreement"). The term of each Employment Agreement shall last until the fifth anniversary of the Effective Time. Pursuant to Mr. Jennings' Employment Agreement, from the Effective Time until the date of the annual meeting of shareholders of Maxim that occurs in 2002, Mr. Jennings will serve as Chairman of Maxim, and thereafter until the expiration of his Employment Agreement will serve as Vice Chairman of Maxim. From the Effective Time until the earlier of the annual meeting of shareholders of Maxim that occurs in 2002 or the date Mr. Jennings ceases to serve as Chairman, Mr. Green will serve as Vice Chairman and Chief Executive Officer of Maxim, and thereafter until the expiration of his Employment Agreement will serve as Chairman and Chief Executive Officer. Pursuant to the Employment Agreements, Messrs. Jennings and Green will receive salary, bonus and other compensation as shall be determined by the Maxim Board, but not less than either received before the Effective Time. Based upon current compensation levels, Messrs. Jennings and Green would each receive an annual base salary of $630,000 and be eligible for annual bonuses of between $0 and approximately $1,040,000, depending upon performance. The Employment Agreements provide for the payment by Maxim of severance benefits in the event of the termination of employment by the Executive under specified circumstances. Based upon the salary levels currently in effect, if the employment of Mr. Jennings or Mr. Green is terminated immediately following the consummation of the Mergers under circumstances entitling them to receive severance benefits, they would be entitled to a severance payment ranging from approximately $1.9 million to $3.1 million, plus certain other amounts in respect of bonuses and benefits. No other officers or directors of KCPL or UCU have entered into employment or other agreements with Maxim. See "THE MERGERS -- Conflicts of Interest -- Employment Agreements."


    EMPLOYEE PLANS AND SEVERANCE ARRANGEMENTS. Under certain agreements entered into by KCPL and UCU, certain officers of KCPL and UCU may be entitled to payment of certain severance benefits upon termination of employment following consummation of the Mergers. In addition, stock options outstanding under UCU's Amended and Restated 1986 Stock Incentive Plan (the "UCU Plan") and the UCU 1986 Stock Incentive Plan (the "UCU 1986 Plan") vested upon execution of the Original Merger Agreement. Restricted stock outstanding under the UCU 1986 Plan will vest upon consummation of the UCU Merger. The aggregate amount which could be payable under certain circumstances upon termination of employment after the Mergers to the five most highly compensated executive officers of KCPL who have entered into the "KCPL Severance Agreements" (as defined herein) is approximately $6.1 million. In addition, an aggregate of approximately $450,000 in deferred compensation would be payable to these individuals upon termination of employment after the Mergers. The aggregate amount which could be payable under certain circumstances upon termination of employment after the Mergers to the five most highly compensated executive officers of UCU who have entered into the "UCU Severance Agreements" (as defined herein) is approximately $4.9 million. Approximately 290,000 options vested for such officers upon execution of the Merger Agreement. Approximately 71,800 shares of restricted stock will vest upon consummation of the UCU Merger. See "THE MERGERS -- Conflicts of Interest -- Employee Plans and Severance Arrangements."

    INDEMNIFICATION. The parties have agreed in the Merger Agreement that Maxim will indemnify, to the fullest extent permitted by applicable law, the present and former officers, directors and employees of each of the parties to the Merger Agreement or any of their Subsidiaries (as defined herein) against certain liabilities (i) arising out of actions or omissions occurring at or prior to the Effective Time that arise from or are based on such service as an officer, director or employee or (ii) that are based on or arise out of or pertain to the transactions contemplated by the Merger Agreement, and to maintain policies of directors' and officers' liability insurance for a period of not less than six years after the Effective Time, provided that Maxim shall not be required to expend in any year an amount in excess of 200% of the annual aggregate premium currently paid by KCPL and UCU for such insurance. To the fullest extent permitted by law, from and after the Effective Time, all rights to indemnification existing in favor of the employees, agents, directors or officers of KCPL, UCU and their respective Subsidiaries with respect to their activities as such prior to the Effective Time, as provided in their respective articles of incorporation and bylaws in effect on January 19, 1996, or otherwise in effect on January 19, 1996, shall survive the Mergers and shall continue in full force and effect for a period of not less than six years from the Effective Time. See "THE MERGERS -- Conflicts of Interest -- Indemnification" and "THE MERGER AGREEMENT -- Directors' and Officers' Indemnification."

EMPLOYEE STOCK OPTIONS

    All stock options to acquire UCU Common Stock under the existing employee stock incentive plans of UCU that are outstanding at the UCU Effective Time will be converted into options to buy Maxim Common Stock, and the number of shares and exercise price under such options will, in most cases, be adjusted to reflect the Exchange Ratio. See "THE MERGERS -- Maxim Plans" and "THE MERGER AGREEMENT -- Benefit Plans."

MANAGEMENT OF MAXIM

    In connection with the Mergers, the Maxim Board, at the Effective Time, will consist of 18 persons, nine of whom will be the then existing directors of KCPL immediately prior to the Effective Time, and nine of whom will be designated by UCU. At the Effective Time, A. Drue Jennings will become the Chairman of Maxim and Richard C. Green, Jr., will become Vice Chairman and Chief Executive Officer of Maxim. Robert K. Green, brother of Richard C. Green, Jr., will be the president of Maxim and Marcus Jackson will serve as Maxim's executive vice president and chief operating officer. Robert K. Green is currently president of UCU and Marcus Jackson is senior vice president and chief operating officer of KCPL. See "THE MERGERS -- Employment Agreements" and "MAXIM FOLLOWING THE MERGERS -- Management of Maxim."

RIGHTS TO TERMINATE, AMEND OR WAIVE CONDITIONS

    The Merger Agreement may be terminated under certain circumstances, including: by mutual consent of KCPL and UCU; by any party if the Mergers are not consummated by December 31, 1997 (which date may be extended to December 31, 1998 under certain circumstances); by any party if the requisite stockholder approvals are not obtained or if any state or federal law or court order prohibits consummation of the Mergers; by a non-breaching party if there occurs a material breach of the Merger Agreement which is not cured within 20 days; or by either party, under certain circumstances, as a result of a more favorable third-party tender offer or business combination proposal with respect to such party. The Merger Agreement requires that termination fees be paid under certain circumstances, including if there is a material, willful breach of the Merger Agreement or if, under certain circumstances, a business combination with a third party is entered into or consummated within two and one-half years of the termination of the Merger Agreement. The aggregate termination fees under these provisions may not exceed $58,000,000. See "THE MERGER AGREEMENT -- Termination Fees."

    The Merger Agreement may be amended by the Boards of Directors of the parties at any time before or after the approval of the Share Issuance by the shareholders of KCPL and the approval of the UCU Merger by the stockholders of UCU, but after such approvals, no amendment may be made which alters or changes
(i) the amount or kind of shares, rights or the manner of conversion of such shares, or (ii) the terms or conditions of the Merger Agreement, if such alteration or change, alone or in the aggregate, would materially adversely affect the rights of the KCPL shareholders or UCU stockholders, except for alterations or changes that could otherwise be adopted by the Maxim Board without the further approval of such stockholders. See "THE MERGER AGREEMENT -- Amendment and Waiver."

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
    At any time prior to the Effective Time, to the extent permitted by applicable law, the conditions to KCPL's or UCU's obligations to consummate the Mergers may be waived by the other party. Any determination to waive a condition would depend upon the facts and circumstances existing at the time of such waiver and would be made by the waiving party's Board of Directors, exercising its fiduciary duties to such party and its stockholders. See "THE MERGER AGREEMENT -- Amendment and Waiver."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The consummation of the Mergers is conditioned upon the receipt by KCPL of an opinion from Skadden, Arps, Slate, Meagher & Flom ("Skadden Arps") and the receipt by UCU of an opinion from Blackwell Sanders Matheny Weary & Lombardi L.C. ("Blackwell Sanders") substantially to the effect that (i) the Mergers will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) no gain or loss will be recognized by stockholders of UCU who exchange their shares of UCU Common Stock for shares of Maxim Common Stock as a result of the Mergers, and (iii) no gain or loss will be recognized by shareholders of KCPL as a result of the Mergers. See "THE MERGERS
- -- Certain Federal Income Tax Consequences."

    STOCKHOLDERS OF KCPL AND UCU ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING THE APPLICATION TO THEM AND POSSIBLE EFFECT UPON THEM OF ANY PENDING LEGISLATION, THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

MAXIM FOLLOWING THE MERGERS

    At the Effective Time, KCPL will change its name to Maxim or such other name as KCPL and UCU shall mutually agree. The headquarters of Maxim will be in Kansas City, Missouri. The utility businesses of Maxim will serve approximately 860,000 electric customers and 800,000 gas customers in portions of Missouri, Kansas, Colorado, Iowa, Michigan, Minnesota, Nebraska, West Virginia and British Columbia. A joint venture in Australia will serve approximately 520,000 electric customers. The business of Maxim will primarily consist of owning and operating electric and gas utilities, including interests in several international joint ventures, and also owning and operating various non-utility subsidiaries.

    Pursuant to the Merger Agreement, Maxim shall provide charitable contributions and community support within the service areas of KCPL and UCU at levels substantially comparable to the levels of charitable contributions and community support provided by such parties within their service areas within the two-year period immediately prior to the Effective Time.

    See "MAXIM FOLLOWING THE MERGERS."

REGULATORY MATTERS

    The approval of the Nuclear Regulatory Commission under the Atomic Energy Act of 1954, as amended (the "Atomic Energy Act"), the Federal Energy Regulatory Commission (the "FERC") under the Federal Power Act, as well as the approval of the utility regulators in Missouri, Kansas, Colorado, Iowa, Michigan, Minnesota, West Virginia and British Columbia under applicable state and provincial laws and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR
Act"), are required in order to consummate the Mergers. In addition, the approval of governmental authorities in Australia and New Zealand are required. The receipt of all of these approvals is presently anticipated to occur by the second quarter of 1997.

    KCPL and UCU intend to request a "no-action" letter from the staff of the SEC, confirming their view that (i) the Mergers will not require the prior approval of the SEC pursuant to Section 9(a)(2) of the Public Utility Holding Company Act of 1935 (the "1935 Act") and (ii) following consummation of the Mergers, Maxim will be a holding company entitled to claim exemption pursuant to Rule 10 from

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
all provisions of the 1935 Act. In the event that the staff of the SEC does not concur with this view, KCPL and UCU will file an application with the SEC for the necessary approvals and exemptions in connection with the Mergers.

    KCPL and UCU possess municipal franchises and environmental permits and licenses that require the consent of the licensor to the Mergers or may need to be renewed or replaced as a result of the Mergers. Neither KCPL nor UCU anticipate any difficulties at the present time in obtaining such consents, renewals, replacements or transfers.

    Assuming the requisite regulatory approvals are obtained, Maxim's utility operations will be subject to regulation by state and provincial utility regulators in Missouri, Kansas, Colorado, Iowa, Michigan, Minnesota, West Virginia and British Columbia and certain non-utility operations will be subject to regulation in Oklahoma, South Dakota and Texas. In addition, certain investment activities of Maxim will be subject to the jurisdiction of regulatory authorities in Australia and New Zealand.

    Under the Merger Agreement, KCPL and UCU have agreed to use all commercially reasonable efforts to obtain all governmental authorizations necessary or advisable to consummate or effect the transactions contemplated by the Merger Agreement. Various parties may seek intervention in these proceedings to oppose the Mergers or to have conditions imposed upon the receipt of necessary approvals. While KCPL and UCU believe that they will receive the requisite regulatory approvals for the Mergers, there can be no assurance as to the timing of such approvals or the ability of such parties to obtain such approvals on satisfactory terms or otherwise. It is a condition to the consummation of the Mergers that final orders approving the Mergers be obtained from the various federal and state regulators described above on terms and conditions which would not have, or foreseeably could not have, a material adverse effect on the business, assets, financial condition or results of operations of Maxim and its prospective subsidiaries taken as a whole, or which would be materially inconsistent with the agreements of the parties contained in the Merger Agreement. There can be no assurance that any such approvals will not contain terms or conditions that cause such approvals to fail to satisfy such condition to the consummation of the Mergers.

    See "THE MERGERS -- Regulatory Matters."

ACCOUNTING TREATMENT

    KCPL and UCU believe that the Mergers will be treated as a pooling of interests for accounting purposes. See "THE MERGERS -- Accounting Treatment." The receipt by each of KCPL and UCU of a letter from their respective independent accountants, stating that the transaction will qualify as a pooling of interests, is a condition to the consummation of the Mergers. This condition may be waived, but KCPL and UCU presently have no intention to do so. See "THE MERGER AGREEMENT -- Conditions to Each Party's Obligation to Effect the Mergers."

DISSENTERS' RIGHTS

    Holders of KCPL Common Stock and UCU Common Stock will not have dissenters' rights of appraisal with respect to the Mergers. See "THE MERGERS -- Dissenters' Rights."

    Under the Original Merger Agreement, dissenters' rights of appraisal were available to shareholders of KCPL. In currently pending litigation, Western Resources, Mr. Rives, and an intervening KCPL shareholder contend that by adopting the Merger Agreement, KCPL has illegally deprived KCPL shareholders of dissenters' rights. See "THE MERGERS -- Certain Litigation."

DIVIDENDS

    KCPL AND UCU. Pursuant to the Merger Agreement, each of KCPL and UCU have agreed not to, and have agreed not to permit any of their Subsidiaries to, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than (i) to such party or any of its wholly-owned Subsidiaries, (ii) dividends required to be paid on the UCU Preferred Stock or series or class of KCPL Preferred Stock, (iii) regular quarterly dividends to be paid on KCPL Common Stock and UCU Common Stock not to exceed 105% of the dividends for the comparable period of the prior fiscal year, and (iv) dividends by Aquila Gas Pipeline Corporation ("AGP"), UtiliCorp U.K., Inc., UtiliCorp U.K. Limited, West Kootenay Power Ltd., UtiliCorp N.Z., Inc. and any Subsidiaries of such entities. KCPL currently pays an annual dividend of $1.56 per share, and UCU currently pays an annual dividend of $1.76 per share. See "THE MERGER AGREEMENT -- Certain Covenants."

    MAXIM. The dividend policy of Maxim will be determined upon periodic evaluation by the Maxim Board of Maxim's results of operations, financial condition, capital requirements and such other considerations as the Maxim Board considers relevant in accordance with applicable laws. Although there can be no assurance, it is the intention of KCPL and UCU, subject to the fiduciary obligations of the Maxim Board, that the initial annual dividend per share of Maxim Common Stock following the Effective Time will be at least $1.85 per share. See "MAXIM FOLLOWING THE MERGERS -- Dividends" and "DESCRIPTION OF MAXIM COMMON STOCK."

COMPARISON OF STOCKHOLDERS' RIGHTS

    As a result of the UCU Merger, holders of UCU Common Stock will become shareholders of KCPL (to be renamed Maxim upon consummation of the Consolidating Merger), a Missouri corporation. Such holders will have certain rights as Maxim shareholders that are different than they had as stockholders of UCU, both because of the differences between KCPL's Restated Articles of Consolidation (the "KCPL Charter" or, after the name change, the "Maxim Charter") and KCPL's Bylaws (the "KCPL Bylaws" or, after the name change, the "Maxim Bylaws"), on the one hand, and the UCU Charter and the UCU Bylaws, on the other hand, and because of differences between Missouri and Delaware corporation law. For a comparison of the charter and bylaw provisions of KCPL and UCU and of Missouri and Delaware law, see "COMPARISON OF STOCKHOLDERS' RIGHTS."

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